May 19, 2021

All of the Securities Commissions and similar regulatory authorities in Canada

Dear Sirs/Mesdames:

Re: Vizsla Copper Corp.

We refer to the Management Proxy Circular ("Circular") of Vizsla Silver Corp. ("Parent") dated May 14, 2021 relating to the spinout of the shares of Vizsla Copper Corp. (the "Company") to the shareholders of the Parent.

We consent to being named and to the use in the above- mentioned Circular, of our report dated May 14, 2021, to the Shareholders of the Company on the following financial statements:

a. Carve-out statements of financial position as at January 31, 2021, April 30, 2020 and April 30, 2019 and,

b. Carve-out statements of loss and comprehensive loss, net parent investment and cash flows and the notes to the financial statements the nine months ended January 31, 2021, year ended April 30, 2020 and year ended April 30, 2019.

We report that we have read the Circular and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements. We have complied with Canadian generally accepted standards for an auditor's consent to the use of a report of the auditor included in an offering document, which does not constitute an audit or review of the information circular as these terms are described in the CPA Canada Handbook - Assurance.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose.

Sincerely,

Chartered Professional Accountants